Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Dealings in securities by a Director and Prescribed Officer

Johannesburg, 30 June 2023: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following expiry of an existing collar structures, previously implemented by Executive Director and Prescribed Officers of the Group:

Name	**NJ Froneman**
Position	Chief Executive Officer (Executive Director)
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Date of transaction	28 June 2023
Class of securities	Sibanye-Stillwater Limited ordinary shares
Nature of transaction	Exercise of a put option in respect of an off-market collar hedge over 1,458,096 ordinary shares of the Company which expired on 28 June 2023
Strike price per share	R47.62
Value of put option	R69,434,531.52

Mr Froneman entered into an equity funding arrangement with a financial institution on 28 June 2021 which consisted of a loan agreement securitised by a simultaneous collar hedge and equity lending transaction.

Name	**RA Stewart**
Position	Chief Regional Officer Southern Africa (Prescribed Officer)
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Class of securities	Sibanye-Stillwater Limited ordinary shares
Nature of transaction	Expiry of off-market collar of ordinary shares implemented on 30 June 2021 which has been cash settled
Transaction Date	28 June 2023
Option settlement value	R6 735 635
Ordinary shares retained by Prescribed Officer	325 000
Market Price per security	R28.00
Total Value	R9 100 000.00

The Prescribed Officer retains the total amount of shares originally hedged.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Ends.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
YouTube: https://www.youtube.com/@sibanyestillwater/videos

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited